Earnings Release and Operating Highlights for the Third Quarter and Nine Months Ended 30 September 2026 Kyivstar Raises 2026 Revenue and EBITDA Outlook 3Q26 Revenue +17.5% YoY, EBITDA +10.3% YoY (USD terms) (USD terms)

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
3Q26 & 9M26

KYIVSTAR

3Q26 HIGHLIGHTS

Total Revenue
USD 349 mn
+17.5% YoY +26.5% YoY in UAH

Telecom & Infrastructure Revenue[1]
USD 273 mn
+8.4% YoY +16.7% YoY in UAH

Digital Revenue[1]
USD 76 mn
+68.9% YoY +81.8% YoY in UAH
21.7% of total revenue

Mobile ARPU
USD 4.0
+8.6% YoY +16.9% YoY in UAH

EBITDA*
USD 189 mn
+10.3% YoY +18.7% YoY in UAH

CAPEX
USD 66 mn
3Q26 capex intensity 19.0%

Net Profit
USD 99 mn
versus USD (89 mn) in 3Q25[2]

Diluted Earnings per Share (EPS)[3]
USD 0.36
versus USD (0.41) in 3Q25[2]

Net Cash Flows from Operating Activities
USD 160 mn
+11.1% YoY +19.6% YoY in UAH

Free Cash Flow[4]*
USD 83 mn
+144.0% YoY +170.8% YoY in UAH

Note: We use certain non-IFRS measures that are otherwise indicated with "*". Please see Attachment A for reconciliations to Kyivstar's non-IFRS measures and Attachment D for a detailed description of such measures.

1. Revenue from enterprise identity and credential management services is reported within the Digital Enterprise vertical starting from 1Q26, with 3Q26 at USD 8.7 mn. Prior periods have been reclassified accordingly (3Q25: USD 9.6 mn).
2. 3Q25 reflects a one-time, non-cash charge of USD 162 mn recognized in 3Q25 results related to the Kyivstar listing. Further, change in fair value of outstanding warrants drove non-cash impact of USD +14.6 mn in 3Q26 and USD -5.4 mn in 3Q25.
3. Weighted average common shares outstanding for diluted earnings per share (in mn): 232.1 (3Q26) and 219.3 (3Q25).
4. FCF, previously referred to as Equity Free Cash Flow ("EFCF") after leases and licenses. The change is in name only; the calculation methodology is unchanged.

2

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 3 9M26 HIGHLIGHTS Note: We use certain non-IFRS measures that are otherwise indicated with “*”. Please see Attachment A for reconciliations to Kyivstar’s non-IFRS measures and Attachment D for a detailed description of such measures. 1. Revenue from enterprise identity and credential management services is reported within the Digital Enterprise vertical starting from 1Q26, with 9M26 at USD 27.3 mn. Prior periods have been reclassified accordingly (9M25: USD 30.4 mn). 2. 9M25 reflects a one-time, non-cash charge of USD 162 mn recognized in 3Q25 results related to the Kyivstar listing. Further, change in fair value of outstanding warrants drove non-cash impact of USD -7.4 mn in 9M26 and USD -5.4 mn in 9M25. 3. Weighted average common shares outstanding for diluted earnings per share (in mn): 230.9 (9M26) and 211.1 (9M25). 4. FCF, previously referred to as Equity Free Cash Flow ("EFCF") after leases and licenses. The change is in name only; the calculation methodology is unchanged. Earnings per Share (EPS)2,3 USD 1.13 +599.1% YoY +642.7% YoY in UAH Total Revenue USD 1,011 mn +20.9% YoY +28.1% YoY in UAH Telecom & Infrastructure Revenue1 USD 794 mn +8.5% YoY +14.9% YoY in UAH Digital Revenue1 USD 217 mn +108.4% YoY +121.2% YoY in UAH 21.5% of total revenue EBITDA* USD 549 mn +15.1% YoY +22.0% YoY in UAH Net Cash Flows from Operating Activities USD 491 mn +20.9% YoY +28.0% YoY in UAH CAPEX USD 192 mn LTM capex intensity 24.0% Net Profit2 USD 261 mn +666.6% YoY +713.0% YoY in UAH Free Cash Flow4* USD 274 mn +56.8% YoY +65.9% YoY in UAH Mobile Customers (million) 21.7 -3.4% YoY

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 4 CONTENTS 3Q26 & 9M26 OVERVIEW 5 GROUP PERFORMANCE 9 STRATEGIC DEVELOPMENTS 16 OUTLOOK 2026 18 PRESENTATION OF FINANCIAL RESULTS 19 ATTACHMENTS 22 DISCLAIMER AND NOTICE TO READERS 33

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 5 3Q26 & 9M26 OVERVIEW 3Q26 revenue rises 17.5% YoY on higher ARPU, 3Q26 EBITDA up 10.3% Key highlights • Revenue rose 17.5% YoY to USD 349 mn (UAH 15.6 bn, +26.5%). Telecommunications and infrastructure revenue grew 8.4% (UAH +16.7%) on higher mobile ARPU and data usage. Digital revenue grew 68.9% (UAH +81.8%) to 21.7% of total revenue. • EBITDA rose 10.3% YoY to USD 189 mn (UAH 8.4 bn, +18.7%), a 54.0% margin. The telecommunications and infrastructure margin was 57.7%; the digital margin was 40.7%. • Net profit was USD 99 mn and diluted EPS USD 0.36, compared with a net loss of USD 89 mn in 3Q25. 3Q25 reflected a one-time, non-cash charge of USD 162 mn recognized in 3Q25 results related to the Kyivstar listing. • Capex fell 25.6% YoY to USD 66 mn. LTM capex intensity declined to 24.0% from 29.0%. • Free cash flow (FCF) was USD 83 mn (3Q25: USD 34 mn) and USD 274 mn for 9M26, up 56.8%. Cash and cash equivalents were USD 436 mn; net liquidity excluding leases was USD 352 mn. • Kyivstar is raising its outlook for 2026 and now expects revenue growth of 15%–17% in USD (22%–24% in UAH ) and EBITDA growth of 10%–12% in USD (18%–20% in UAH). Capex intensity remains unchanged at 21%–24%. Kyiv and New York, November 6, 2026 – Kyivstar Group Ltd. (“Kyivstar” or “the Group”) today announces financial and operating results for the third quarter of 2026, delivering double-digit revenue and EBITDA growth and higher cash generation. Revenue grew 17.5% YoY to USD 349 mn (26.5% in UAH), EBITDA grew 10.3% to USD 189 mn (18.7% in UAH), 9M26 FCF grew 56.8% YoY to USD 274 mn (+65.9% in UAH). 3Q26 Digital revenue grew 68.9% YoY to 21.7% of Group revenue, while digital EBITDA grew 74.2%. Commenting on the results, Kyivstar President Oleksandr Komarov said: “This quarter shows how Kyivstar expands. Our network brings customers in. Our different digital services give our customers reason to use Kyivstar more throughout their day, and customers who use more of Kyivstar spend more across Kyivstar. That growth turns into cash for the next round of expansion: nine-month free cash flow rose 57%. Our network stayed online even in the most demanding conditions. The stronger our business, the more we can lead the way in keeping Ukraine connected, healthy and on the move.” Telecom & Infrastructure: ARPU-led growth • Telecommunications and infrastructure revenue grew 8.4% YoY to USD 273 mn (16.7% in UAH). EBITDA rose 2.9% to USD 158 mn. The 57.7% margin was down 3.1 p.p. YoY on account of higher energy costs. • Mobile ARPU rose 16.9% to UAH 178.9 (USD 4.0, +8.6%), supported by 20.0% higher data usage and 4G penetration of 71.5% (+4.9 p.p.). • Broadband customers grew 11.3% YoY to 1.3 mn. An Open Access agreement with Ukrtelecom lets Kyivstar serve home-internet customers over Ukrtelecom’s fiber network, expanding the Group’s market reach further. Digital: scaling profitably • Digital revenue grew 68.9% YoY to USD 76 mn, 21.7% of Group revenue. Digital EBITDA grew 74.2% to USD 31 mn, a 40.7% margin. • Digital customers active in the quarter comprised 29.5 mn, up 48.2% YoY, including Tabletki, consolidated from February 2026. • Multiplay customers now represent 40.3% of one-month active customers (+8.6p.p. YoY) and generate 1.5 times the ARPU of the average mobile user, reinforcing the flywheel between connectivity, digital adoption and revenue growth. Strong cash generation • Free cash flow reached USD 83 mn in 3Q26 and USD 274 mn in 9M26 (+56.8% YoY). Capex fell 25.6% to USD 65 mn. LTM capex intensity declined to 24.0% from 29.0%. • Cash and cash equivalents stood at USD 436 mn as of September 30, 2026. Net liquidity excluding leases was USD 352 mn, and net debt including leases was USD 65 mn.

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
3Q26 & 9M26

Other significant developments

- Expanded Uklon at home and abroad, entering four more Ukrainian cities (to 31 in total) and five cities in Uzbekistan's Fergana Valley.
- Opened fiber access with Ukrtelecom: Open Access agreement for reciprocal use of each operator's fiber networks.
- Expanding the Group's enterprise cloud services and digital ecosystem with the announced acquisition of Ukrainian firm GigaCloud.
- Deepened presence in the international and multinational business community by opening a New York office at Rockefeller Center and marking one year on Nasdaq.

Kyivstar is revising its 2026 outlook

	USD		UAH	
	Revised	Previous	**Revised**	Previous
Revenue growth, YoY	**15% - 17%**	14% - 16%	**22% - 24%**	21% - 23%
EBITDA growth, YoY	**10% - 12%**	9% - 12%	**18% - 20%**	17% - 19%
Capex intensity	**21% - 24%**	21% - 24%	**21% - 24%**	21% - 24%

6

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
3Q26 & 9M26

KYIVSTAR

3Q26 & 9M26: Key highlights[1] (USD mn except per share data)

	3Q26	3Q25	YoY	9M26	9M25	YoY
Total revenue, of which:	**349**	**297**	**17.5%**	**1,011**	**836**	**20.9%**
Telecommunication and infrastructure[2]	273	252	8.4%	794	732	8.5%
Digital[2]	76	45	68.9%	217	104	108.4%
Digital revenue as % of total revenue	21.7%	15.1%	6.6p.p.	21.5%	12.5%	9.0p.p.
EBITDA	**189**	**171**	**10.3%**	**549**	**477**	**15.1%**
Telecommunication and infrastructure	158	153	2.9%	458	432	6.1%
Digital	31	18	74.2%	91	45	102.4%
Operating profit / EBIT	**121**	**(48)**	**n.m.**	**361**	**160**	**125.2%**
Net profit for the period[3]	**99**	**(89)**	**n.m.**	**261**	**34**	**666.6%**
Earnings per share (USD)[3,4]	**0.36**	**(0.41)**	**n.m.**	**1.13**	**0.16**	**599.1%**
Capex excl. licenses and RoU	**66**	**89**	**(25.6%)**	**192**	**223**	**(13.8%)**
LTM capex intensity	24.0%	29.0%	(5.0p.p.)	24.0%	29.0%	(5.0p.p.)
EBITDA after leases (EBITDAaL)	**157**	**143**	**10.0%**	**457**	**395**	**15.6%**
Free cash flow[5]	**83**	**34**	**144.0%**	**274**	**175**	**56.8%**

	Sep 26	Dec 25	vs. Dec
Cash and cash equivalents	**436**	**455**	**(4.1%)**
Total debt including leases	502	478	5.0%
Net debt	**65**	**22**	**191.9%**
Net liquidity position, excluding leases	352	352	(0.1%)
Total equity	**1,482**	**1,299**	**14.1%**

	3Q26	3Q25	YoY	2Q26	1Q26	4Q25
Telecom metrics (mn)						
Mobile customers	21.7	22.5	(3.4%)	21.8	22.0	22.4
Broadband customers	1.3	1.2	11.3%	1.3	1.3	1.2
Satellite (D2C) customers[6]	8.0	n.a.	n.m.	6.4	4.9	n.a.
4G customers	15.5	15.0	3.7%	15.3	15.3	15.4
4G subscriber base penetration	71.5%	66.5%	5.0p.p.	70.3%	69.6%	68.7%
Multiplay customers	8.1	6.6	23.2%	8.1	8.1	7.3
Mobile ARPU (USD)	4.0	3.7	8.6%	3.9	3.8	3.8
Churn rate (annualized, %)	11.7%	9.9%	1.8p.p.	14.2%	16.2%	13.5%
Monthly data usage per customer (GB)	15.5	13.0	20.0%	14.9	14.9	14.7

	3Q26	3Q25	YoY	2Q26	1Q26
Digital metrics (mn)					
Total digital customers (users active in quarter)	**29.5**	**19.9**	**48.2%**	**29.3**	**28.4**
Includes:					
My Kyivstar	8.9	7.3	21.3%	9.2	8.7
Helsi	5.2	4.9	6.2%	5.0	4.9
Tabletki	6.6	n.a.	n.m.	6.3	6.3
Kyivstar TV	3.5	2.6	32.3%	3.6	3.4
Uklon	5.4	5.1	6.0%	5.2	5.1
Rides	*42.8*	*42.2*	*1.5%*	*43.0*	*43.7*
Deliveries	*1.5*	*1.2*	*26.9%*	*1.4*	*1.5*

1. See Attachment A for reconciliations to Kyivstar's non-IFRS measures and Attachment D for a detailed description of such measures.
2. Revenue from enterprise identity and credential management services is reported within the Digital Enterprise vertical starting 1Q26 (3Q26 USD 8.7 mn; 9M26 USD 27.3 mn), with prior periods reclassified for comparability (3Q25: USD 9.6 mn; 9M25: USD 30.4 mn).
3. 3Q25 reflects a one-time, non-cash charge of USD 162 mn recognized in 3Q25 results related to the Kyivstar listing. Further, change in fair value of outstanding warrants drove non-cash impact of USD +14.6 mn in 3Q26 and USD -7.4 mn for 9M26 (USD -5.4 mn for 3Q25 & 9M25).
4. Weighted average common shares outstanding for diluted earnings per share (in mn): 232.1 for 3Q26 (219.3; 3Q25), 230.9 for 9M26 (211.1; 9M25)
5. FCF, previously referred to as Equity Free Cash Flow ("EFCF") after leases and licenses. The change is in name only; the calculation methodology is unchanged.
6. Cumulative to end of the period.

7

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
3Q26 & 9M26

3Q26 & 9M26: Key highlights[1] (UAH mn except per share data)

	3Q26	3Q25	YoY	9M26	9M25	YoY
Total revenue, of which:	15,602	12,332	26.5%	44,559	34,773	28.1%
Telecommunications and infrastructure[2]	12,209	10,466	16.7%	34,990	30,446	14.9%
Digital[2]	3,393	1,866	81.8%	9,569	4,327	121.2%
Digital revenue as % of total revenue	21.7%	15.1%	6.6p.p.	21.5%	12.5%	9.0p.p.
EBITDA	8,428	7,100	18.7%	24,208	19,840	22.0%
Telecommunications and infrastructure	7,048	6,364	10.7%	20,211	17,978	12.4%
Digital	1,380	736	87.5%	3,997	1,862	114.7%
Operating profit / EBIT	5,387	(1,993)	n.m.	15,885	6,667	138.3%
Net profit for the period[3]	4,394	(3,695)	n.m.	11,495	1,414	713.0%
Earnings per share (UAH)[3,4]	16.1	(16.8)	n.m.	49.8	6.7	642.7%
Capex excl. licenses and RoU	2,957	3,695	(20.0%)	8,483	9,275	(8.5%)
LTM capex intensity	24.0%	29.0%	(5.0p.p.)	24.0%	29.0%	(5.0p.p.)
EBITDA after leases (EBITDAaL)	7,033	5,945	18.3%	20,136	16,419	22.6%
Free cash flow[5]	3,708	1,369	170.8%	12,083	7,282	65.9%

	Sep 26	Dec 25	vs. Dec
Cash and cash equivalents	19,570	19,292	1.4%
Total debt including leases	22,524	20,259	11.2%
Net debt	2,903	940	209.0%
Net liquidity position, excluding leases	15,773	14,912	5.8%
Total equity	66,496	55,078	20.7%

	3Q26	3Q25	YoY	2Q26	1Q26	4Q25
Telecom metrics (mn)						
Mobile customers	21.7	22.5	(3.4%)	21.8	22.0	22.4
Broadband customers	1.3	1.2	11.3%	1.3	1.3	1.2
Satellite (D2C) customers[6]	8.0	n.a.	n.m.	6.4	4.9	n.a.
4G customers	15.5	15.0	3.7%	15.3	15.3	15.4
4G subscriber base penetration	71.5%	66.5%	5.0p.p.	70.3%	69.6%	68.7%
Multiplay customers	8.1	6.6	23.2%	8.1	8.1	7.3
Mobile ARPU (UAH)	178.9	153.1	16.9%	172.7	166.5	161.1
Churn rate (annualized, %)	11.7%	9.9%	1.8p.p.	14.2%	16.2%	13.5%
Monthly data usage per customer (GB)	15.5	13.0	20.0%	14.9	14.9	14.7

	3Q26	3Q25	YoY	2Q26	1Q26
Digital metrics (mn)					
Total digital customers (users active in quarter)	**29.5**	**19.9**	**48.2%**	**29.3**	**28.4**
Includes:					
My Kyivstar	8.9	7.3	21.3%	9.2	8.7
Helsi	5.2	4.9	6.2%	5.0	4.9
Tabletki	6.6	n.a.	n.m.	6.3	6.3
Kyivstar TV	3.5	2.6	32.3%	3.6	3.4
Uklon	5.4	5.1	6.0%	5.2	5.1
Rides	*42.8*	*42.2*	*1.5%*	*43.0*	*43.7*
Deliveries	*1.5*	*1.2*	*26.9%*	*1.4*	*1.5*

1. See Attachment A for reconciliations to Kyivstar's non-IFRS measures and Attachment D for a detailed description of such measures.
2. Revenue from enterprise identity and credential management services is reported within the Digital Enterprise vertical from 1Q26 (3Q26 UAH 388 mn; 9M26 UAH 1,203 mn). Prior periods reclassified for comparability (3Q25: UAH 400 mn; 9M25: UAH 1,266 mn).
3. 3Q25 reflects a one-time, non-cash charge of UAH 6.7 bn recognized in 3Q25 results related to the Kyivstar listing. Further, change in fair value of outstanding warrants drove non-cash impact of UAH +655 mn in 3Q26 and UAH -225 mn for 9M26.
4. Weighted average common shares outstanding for diluted EPS (in mn): 232.1 for 3Q26 (219.3; 3Q25), 230.9 for 9M26 (211.1; 9M25)
5. FCF, previously referred to as Equity Free Cash Flow ("EFCF") after leases and licenses. The change is in name only; the calculation methodology is unchanged.
6. Cumulative to end of the period.

8

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 9 GROUP PERFORMANCE Kyivstar delivered revenue growth of 17.5% YoY to USD 349 mn (26.5% YoY to UAH 15.6 bn) in 3Q26. Growth was broad- based, with double-digit growth in UAH terms sustained across the telecommunication business and all digital verticals. This is supported by the Group’s multiplay strategy, providing customers with more reasons to add Kyivstar services to more parts of their day. Revenue breakdown Revenue, mn USD UAH 3Q26 3Q25 YoY 3Q26 3Q25 YoY Total, of which: 349 297 17.5% 15,602 12,332 26.5% Telecom and infrastructure, of which: 273 252 8.4% 12,210 10,466 16.7% Mobile 254 239 6.3% 11,337 9,911 14.4% Fixed 13 13 (1.2%) 591 555 6.4% Infrastructure 6 n.a. n.m. 282 n.a. n.m. Digital 76 45 68.9% 3,393 1,866 81.8% Revenue, mn USD UAH 9M26 9M25 YoY 9M26 9M25 YoY Total, of which: 1,011 836 20.9% 44,559 34,773 28.1% Telecom and infrastructure, of which: 794 732 8.5% 34,990 30,446 14.9% Mobile 746 694 7.6% 32,870 28,849 13.9% Fixed 39 38 0.5% 1,701 1,597 6.5% Infrastructure 9 n.a. n.m. 419 n.a. n.m. Digital 217 104 108.4% 9,569 4,327 121.2% Note: Revenue from enterprise identity and credential management services has been reported within the Digital Enterprise vertical from 1Q26 onward. Prior periods have been reclassified accordingly. Telecommunications and infrastructure revenue grew 8.4% YoY in 3Q26 to reach USD 273 mn (16.7% YoY to UAH 12.2 bn), driven by rising mobile ARPU and data consumption, as well as contributions from solar infrastructure. Mobile ARPU climbed 8.6% YoY to USD 4.0 for 3Q26 (16.9% to UAH 178.9), reflecting sustained success in delivering relevant products and services that drive usage. Digital revenue rose 68.9% YoY in 3Q26 to USD 76 mn (81.8% to UAH 3.4 bn) and accounted for 21.7% of Group revenue for 3Q26. Customer and usage highlights • Kyivstar maintains leadership in the Ukrainian telecom market with 21.7 mn mobile subscribers as of September 30, 2026. Churn declined 2.5 pp QoQ in 3Q26 to 11.7%. 4G penetration rose 4.9 pp YoY to 71.5% of the mobile customer base. • Fixed broadband customers rose 11.3% YoY. Customers who subscribe both to fixed broadband and mobile also continue to rise, reflecting customers stepping into multiple areas of the Kyivstar ecosystem. The highly fragmented broadband market continues to provide opportunities to consolidate the market and drive inorganic growth.

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
3Q26 & 9M26

Key subscriber and usage data

	3Q26	3Q25	YoY	2Q26	1Q26	4Q25
Mobile customers	21.7	22.5	(3.4%)	21.8	22.0	22.4
Broadband customers	1.3	1.2	11.3%	1.3	1.3	1.2
Satellite (D2C) customers	8.0	n.a.	n.m.	6.4	4.9	n.a.
4G customers	15.5	15.0	3.7%	15.3	15.3	15.4
4G subscriber base penetration	71.5%	66.5%	4.9p.p.	70.3%	69.6%	68.7%
Mobile ARPU (USD)	4.0	3.7	8.6%	3.9	3.8	3.8
Mobile ARPU (UAH)	178.9	153.1	16.9%	172.7	166.5	161.1
Churn rate (annualized, %)	11.7%	9.9%	1.8p.p.	14.2%	16.2%	13.5%
Monthly data usage per customer (GB)	15.5	13.0	20.0%	14.9	14.9	14.7

Multiplay strategy

Multiplay		USD			UAH	
	3Q26	3Q25	YoY	3Q26	3Q25	YoY
Revenue (mn)	143	104	37.6%	6,396	4,317	48.1%
Customers (mn)	8.1	6.6	23.2%	8.1	6.6	23.2%
ARPU	5.9	5.3	11.5%	264.1	220.0	20.1%

Through its multiplay strategy, Kyivstar increases customer spending and loyalty by providing a suite of services that complement one another in addition to creating value for the customer on their own. For example, an existing connectivity customer is encouraged to try Kyivstar's digital offerings through marketing and bundling opportunities, especially the "superpower" bundles of connectivity and premium digital services. Business lines benefit from the synergies of accessing each other's customer base at a near-zero acquisition cost, while the customer benefits from convenience and growing interconnectivity.

Multiplay customers use voice, data over 4G, and at least one Kyivstar digital product in the prior month. Their number rose 23.2% YoY to 8.1 mn in 3Q26, representing 40.3% of one-month active mobile customers (+8.6 p.p. YoY). Multiplay revenue grew 37.6% YoY to USD 143 mn (48.1% to UAH 6.4 bn), reaching 55.6% of total consumer revenue, and multiplay ARPU rose 20.1% to UAH 264.

Kyivstar launched two new superpowers in 3Q26, one providing customers a discount on Uklon and another including a subscription to YouTube Premium Lite. Both provide the customers with greater value for their money while providing encouragement to increase their range of products across the Kyivstar digital suite.

Digital financial and operational highlights

Kyivstar progressed its evolution into a connectivity-anchored digital ecosystem in 3Q26 as reflected in the diverse and digital revenue mix. Digital revenue rose 68.9% YoY to USD 76 mn (81.8% YoY to UAH 3.4 bn). Excluding the Tabletki acquisition, growth would have been 62.5% in UAH. Digital services accounted for 21.7% of revenue in 3Q26 (+6.6 p.p. YoY), reflecting a combination of organic expansion, improving monetization, integrating new acquisitions, and customers expanding throughout the ecosystem.

Digital revenue by platform

Revenue in mn		USD			UAH	
	3Q26	3Q25	YoY	3Q26	3Q25	YoY
Digital revenue, of which:	**75.9**	**44.9**	**68.9%**	**3,393**	**1,866**	**81.8%**
Uklon	33.5	24.7	35.5%	1,497	1,027	45.9%
Digital Enterprise[1]	17.7	15.0	17.8%	791	624	26.8%
Kyivstar TV	14.1	3.4	316.3%	630	140	348.8%
Helsi	2.5	1.8	36.5%	111	75	47.0%
Tabletki	8.1	n.a.	n.m.	361	n.a.	n.m.
Others	0.1	n.a.	n.m.	3	n.a.	n.m.

10

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
3Q26 & 9M26

Revenue in mn	USD			UAH		
	9M26	9M25	YoY	9M26	9M25	YoY
Digital revenue, of which:	**217.0**	**104.1**	**108.4%**	**9,569**	**4,327**	**121.2%**
Uklon	99.2	46.5	113.5%	4,372	1,930	126.5%
Digital Enterprise[1]	51.1	44.7	14.2%	2,251	1,861	21.0%
Kyivstar TV	38.4	7.7	398.7%	1,697	320	429.8%
Helsi	7.0	5.2	34.7%	309	216	42.9%
Tabletki	21.2	n.a.	n.m.	937	n.a.	n.m.
Others	0.1	n.a.	n.m.	3	n.a.	n.m.

1. Revenue from enterprise identity and credential management services has been reported within the Digital Enterprise vertical from 1Q26 onward. Prior periods have been reclassified accordingly.

Total digital customers comprised 29.5 mn in 3Q26. The customer base spans across many areas of digital life – entertainment, health, marketplace, and mobility – providing the Group with daily, high-frequency touchpoints to further boost customer engagement across the digital ecosystem.

Digital customers

	3Q26	3Q25	YoY	2Q26	1Q26
Digital customers, of which:	**29.5**	**19.9**	**48.2%**	**29.3**	**28.4**
Uklon	5.4	5.1	6.0%	5.2	5.1
Helsi	5.2	4.9	6.2%	5.0	4.9
Kyivstar TV	3.5	2.6	32.3%	3.6	3.4
My Kyivstar	8.9	7.3	21.3%	9.2	8.7
Tabletki	6.6	n.a.	n.m.	6.3	6.3

1. Digital customers refer to active users in 3Q26.

Uklon: Expanding into new cities and complementary services

Uklon is Ukraine's leading provider of ride-hailing services, in addition to related mobility and technology offerings. Uklon generated USD 33.5 mn in revenue (+35.3% YoY) and USD 10.2 mn in EBITDA (+11.7% YoY) in 3Q26. The financials highlight the core ride-hailing business's strong scale and expanded service offering in Ukraine, and the growing scale of the company's ride-hailing business in Uzbekistan, including the 3Q26 expansion to nine new cities across the two countries. Total customers grew 6.0% YoY to 5.4 mn in 3Q26, rides grew 1.5% YoY to 42.8 mn, and deliveries grew by 26.9% YoY to 1.5 mn.

Financials, mn	USD			UAH		
	3Q26	3Q25	YoY	3Q26	3Q25	YoY
Revenue	33.5	24.7	35.3%	1,497	1,027	45.7%
EBITDA*	10.2	9.1	11.7%	455	378	20.2%
Operating metrics, mn						
No. of rides	42.8	42.2	1.5%	42.8	42.2	1.5%
No. of deliveries	1.5	1.2	26.9%	1.5	1.2	26.9%

Financials, mn	USD			UAH		
	9M26	9M25	YoY	9M26	9M25	YoY
Revenue	99.2	46.5	113.5%	4,372	1,930	126.5%
EBITDA*	34.9	18.4	90.2%	1,537	763	101.5%
Operating metrics, mn						
No. of rides	129.6	83.4	55.4%	129.6	83.4	55.4%
No. of deliveries	4.4	2.3	90.2%	4.4	2.3	90.2%

Note: These results reflect performance from the acquisition close date of April 2, 2025. We use certain non-IFRS measures that are otherwise indicated with "*". Please see Attachment A for reconciliations non-IFRS measures to comparable IFRS measures and Attachment D for a detailed description of such measures.

Uklon continues to progress in its evolution into a one-stop mobility platform with expansions in both geography and services. In addition to opening services in nine more cities as mentioned above, 3Q26 saw the close of the acquisition of scooter service e-Wings with services in 11 cities, and launch of Uklon Store pilots in two more cities, Dnipro and Odesa. The existing Uklon Travel bus ticket marketplace has expanded to include branded "Uklon Travel Bus" from Kyiv to Warsaw, an

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3Q26 & 9M26

essential route in a country closed to commercial air traffic. Uklon is actively monitoring the bus travel market to consider additional opportunities to leverage Uklon's technology in this economically and socially essential space.

Helsi: Growing the premium subscription base

Helsi is Ukraine's leading platform for health and wellness services, including B2C, software-as-a-service, and data-driven services. Revenue for 3Q26 rose 36.5% YoY to USD 2.5 mn (47.0% to UAH 111 mn).

Premium (paying) customers grew to more than 136,000 by end 3Q26 versus 33,000 at end 3Q25 and 109,000 at end 2Q26. Premium customers demonstrate high retention rates and are growing through direct subscription and the Helsi superpower bundle with Kyivstar mobile service. Premium customer acquisition also grew from family and longer-term subscription packages, discounts on third-party testing, and interface improvements.

Interface improvements also supported relationships with medical professionals, with active providers rising 19.9% YoY to over 46,000 across more than 1,700 public and private clinics.

Helsi users active in 3Q26 made more than 2.3 mn medical appointments through the service. Helsi is deeply embedded in Ukraine's eHealth ecosystem, powering appointment scheduling, prescriptions, and health records management. This deep integration, including touchpoints with systems like accounting and insurance processing, makes Helsi a key service for both patients and providers alike. The vertical also aligns closely with public policy goals regarding digital healthcare initiatives, in turn reflecting Kyivstar's commitment to ESG and CSR.

Tabletki: Strong quarter, progressing ecosystem ties

Tabletki is Ukraine's leading online marketplace for pharmaceuticals and healthcare products, facilitating search, comparison, inventory verification, and purchases at more than 14,500 Ukrainian pharmacies.

Tabletki was consolidated effective February 2026 and contributed USD 8.1 mn (UAH 361 mn) in revenue and USD 6.1 mn (UAH 271 mn) in EBITDA in 3Q26.

Gross merchandise value (GMV) of bookings completed through the platform amounted to UAH 17.8 bn for 3Q26, while number of orders reached 44.9 mn. Tabletki recognizes revenue from the commission and service fees earned rather than the gross value of transactions facilitated through its platform.

Financials[1*], mn	USD			UAH		
	3Q26	3Q25	YoY	3Q26	3Q25	YoY
Revenue	8.1	n.a.	n.m.	361	n.a.	n.m.
EBITDA	6.1	n.a.	n.m.	271	n.a.	n.m.
Operating metrics[1], mn						
Customers[2]	6.6	n.a.	n.m.	6.6	n.a.	n.m.
GMV	397.4	n.a.	n.m.	17,760	n.a.	n.m.
Average monthly bookings	15.0	n.a.	n.m.	15.0	n.a.	n.m.

Financials[1*], mn	USD			UAH		
	9M26	9M25	YoY	9M26	9M25	YoY
Revenue	21.2	n.a.	n.m.	937	n.a.	n.m.
EBITDA	16.7	n.a.	n.m.	741	n.a.	n.m.
Operating metrics[1], mn						
Customers[2]	6.6	n.a.	n.m.	6.6	n.a.	n.m.
GMV	1,031	n.a.	n.m.	45,587	n.a.	n.m.
Average monthly bookings	15.1	n.a.	n.m.	15.1	n.a.	n.m.

1. 9M26 Tabletki metrics reflect results for February and March for 1Q26.
2. Digital customers refer to active users in 3Q26.

Kyivstar continues to make progress on creating a seamless patient journey across healthcare services and pharmaceutical purchases, starting with Tabletki's and Helsi's services. This includes booking in-person medical consultations, search and booking of lab tests, telemedicine services, ordering prescription and over-the-counter medications, and advanced data analytics, as well as ensuring compliance with Ukrainian privacy and health regulations.

12

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 13 Kyivstar TV: Well regarded content, bundles drive YoY customer growth Kyivstar TV is the largest streaming service by customer base in Ukraine. More than 3.5 mn customers used the service in 3Q26, up 32.3% YoY. As of September 30, 2026, 48.7% of the Group’s broadband customers were also digital TV customers, reflecting the synergies across both services. Revenue reached USD 14.1 mn (UAH 630 mn) in 3Q26, more than quadrupling YoY in large part due to the change to the service’s revenue model from September 2025. The service engages customers on a wide range of platforms, including OTT, and is accessible by design to potential customers regardless of whether they are already part of the Kyivstar ecosystem. Exclusive, high-visibility content targeting a Ukrainian audience promotes customer acquisition and visibility, including in this quarter the debut of new seasons of exclusive serials and the first feature film (Falcon’s Glow Hotel, “Hotel ‘Sokolyne siajvo’”) under the Kyivstar TV Originals brand, and additional titles from major international studios. Digital Enterprise: Expanding revenue, market reach Digital Enterprise encompasses a diverse range of offerings that mostly target B2B customers, including SMEs. Revenue grew 17.8% YoY in 3Q26 to reach USD 17.7 mn (+26.8% YoY to UAH 791 mn). Active contracts grew 23.0% YoY to 2.5k in 3Q26. Big Data and AI revenue grew 86.3% YoY to USD 6.3 mn. Growth came from new verification, anti-fraud and lead- generation products, and from partnerships with 1+1 Media and Adtelligent to expand the digital advertising ecosystem. Registered clients on Adwisor, the self-service AdTech platform, grew 21.4% YoY to more than 4.3k. Cloud revenue grew 34.3% YoY to USD 2.6 mn, and B2B cloud clients grew 18.2% YoY to reach 643. In October, Kyivstar announced the acquisition of GigaCloud, a leading Ukrainian cloud infrastructure provider, for an initial cash acquisition payment of USD 41 mn and a total consideration of up to USD 50 mn, dependent on fulfillment of future terms of the agreement. The acquisition expands Kyivstar’s digital enterprise cloud services and advances the Group’s digital ecosystem and AI strategies. GigaCloud serves over 1,800 enterprise customers and generated revenue in 2025 of approximately USD 14 mn and EBITDA of USD 4.7 mn, according to unaudited management accounts. Identity and credential management revenue declined 3.1% YoY to UAH 387.5 mn (−10.0% to USD 8.7 mn), reflecting continuing technology shifts in business messaging. Syaivo, Kyivstar’s national large language model, advanced to a 26-billion-parameter version with expanded training data and stronger reasoning and agentic capabilities. Capital expenditure Capex excluding licenses and right-of-use for 3Q26 was USD 66 mn (UAH 3.0 bn) with a capex intensity of 19.0%. Last twelve month capex Intensity for 3Q26 was 24.0%. The capex intensity underscores Kyivstar’s commitment to investments that sustain network quality and resilience amid the war. • Capex focus: Continued investment in network resilience, fiber rollout, and energy security remains a top priority, even as total capex declined YoY (3Q26 -25.6%, 9M26 -13.8%). • Energy resilience: Kyivstar’s network sites are now equipped with backup batteries, inverters and solar power, reducing vulnerability to grid instability and proceeding in line with contemporary legal requirements. Kyivstar will continue to comply with this matter, inclusive of any new regulatory requirements that may come into force going forward. As of September 2026, the Group had funded the installation of more than 10,500 generators (stationary diesel generators, mobile diesel generators and third-party stationary diesel generators) and over 265,000 additional batteries for backup capacity and improved network resilience.

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
3Q26 & 9M26

Financial overview

Kyivstar Group Ltd. USD mn	3Q26	3Q25	YoY	9M26	9M25	YoY
Total revenue	349	297	17.5%	1,011	836	20.9%
Telecommunications and infrastructure	273	252	8.4%	794	732	8.5%
Digital[1]	76	45	68.9%	217	104	108.4%
EBITDA	189	171	10.3%	549	477	15.1%
Telecommunications and infrastructure	158	153	2.9%	458	432	6.1%
Digital	31	18	74.2%	91	45	102.4%
EBITDA margin (%)	54.0%	57.6%	(3.6p.p.)	54.3%	57.1%	(2.8p.p.)
Telecommunications and infrastructure	57.7%	60.8%	(3.1p.p.)	57.8%	59.1%	(1.3p.p.)
Digital	40.7%	39.4%	1.3p.p.	41.8%	43.0%	(1.2p.p.)
Depreciation and amortization	(65)	(54)	20.3%	(187)	(148)	26.2%
Impairment	(3)	(3)	(1.1%)	(7)	(6)	10.9%
Operating profit / EBIT [2]	**121**	**(48)**	**n.m.**	**361**	**160**	**125.2%**
Net finance costs	(12)	(16)	(27.5%)	(41)	(44)	(7.5%)
Other non-operating gain / (loss), net	16	(6)	n.m.	(5)	(8)	(31.5%)
Foreign exchange (loss) / gain, net	(1)	(1)	(30.2%)	10	(21)	n.m.
Profit before tax[3]	**124**	**(71)**	**n.m.**	**325**	**87**	**272.7%**
Income taxes	(25)	(18)	37.5%	(64)	(53)	20.0%
Effective tax rate (%)	20.1%	n.m.	n.m.	19.6%	60.9%	(41.3p.p.)
Net profit[3]	**99**	**(89)**	**n.m.**	**261**	**34**	**666.6%**
WANS (basic)	230.9	219.3		230.9	211.1	
WANS (diluted)	232.1	219.3		230.9	211.1	
EPS (basic)[3]	0.43	(0.41)	n.m.	1.13	0.16	599.1%
EPS (diluted)[3]	0.36	(0.41)	n.m.	1.13	0.16	599.1%

1. Revenue from enterprise identity and credential management services is reported within the Digital Enterprise vertical starting 1Q26 (3Q26 UAH 388 mn; 9M26 UAH 1,203 mn), with prior periods reclassified for comparability (3Q25: UAH 400 mn; 9M25: UAH 1,266 mn).
2. See Attachment A for reconciliations to Kyivstar's non-IFRS measures and Attachment D for a detailed description of such measures.
3. 3Q25 reflects a one-time, non-cash charge of USD 162 mn recognized in 3Q25 results related to the Kyivstar listing. Further, change in fair value of outstanding warrants drove non-cash impact of USD +14.6 mn in 3Q26 and USD -7.4 mn for 9M26 (USD -5.4 mn for 3Q25 & 9M25).

Total revenue growth of 17.5% for 3Q26 reflects rising mobile ARPU and data consumption, as well as contributions from the Group's recent acquisitions.

EBITDA growth of 10.3% for 3Q26 was driven by revenue growth and acquisitions. To provide greater visibility into the evolving business mix, Kyivstar's EBITDA margin for the core Telecommunication and Infrastructure business declined 3.1 p.p. YoY to 57.7%, while the digital business margin stood at 40.7% for 3Q26. The overall EBITDA margin declined by 3.6 p.p. YoY to 54.0% for the quarter, mainly due to higher energy tariffs.

Depreciation and amortization increased 20.3% for 3Q26, reflecting sustained investment in network capacity, spectrum-related assets, digital platforms and IT infrastructure, as well as the timing of recent capex entering the depreciation cycle.

Operating profit (EBIT) was USD 121 mn in 3Q26, compared with a loss of USD 48 mn in 3Q25. The improvement was driven by higher EBITDA and the consolidation of Tabletki and the solar power plants, partly offset by higher depreciation and amortization costs.

Net-finance costs declined YoY in 3Q26. These reflect the impact of higher interest income on deposits.

Other non-operating loss was primarily driven by change in fair value of outstanding warrants (USD +14.6 mn for 3Q26; USD -5.4 mn in 3Q25).

Foreign exchange gain was flat YoY in 3Q26.

Income tax expense increased 37.5% in 3Q26, mainly driven by the higher profit before tax. The effective tax rate remained broadly stable QoQ to 20.1% for 3Q26.

Net profit for the quarter was USD 99 mn, compared with a loss of USD 89 mn for 3Q25 due to the impact of a one-time charge of USD 162 mn related to the Kyivstar listing.

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Liquidity and capital structure

USD / UAH mn	USD			UAH		
	30 Sep 26	**30 Jun 26**	**QoQ**	**30 Sep 26**	**30 Jun 26**	**QoQ**
Cash and cash equivalents	436	364	19.8%	19,570	16,353	19.7%
Gross debt of which	**502**	**488**	**2.8%**	**22,524**	**21,905**	**2.8%**
Bonds and loans - principal	86	88	(2.7%)	3,848	3,955	(2.7%)
Lease liabilities - principal	416	400	4.0%	18,677	17,951	4.0%
Net debt	**65**	**123**	**(47.5%)**	**2,903**	**5,526**	**(47.5%)**
Net liquidity position, excluding leases	**352**	**277**	**26.9%**	**15,773**	**12,425**	**27.0%**

Kyivstar reported UAH 19.6 bn (USD 436 mn) in cash and cash equivalents as of September 2026. The QoQ increase primarily reflects free cash flow generated in the quarter. Bonds and loans primarily reflect the debt to VEON. Lease liabilities associated with towers transferred to Ukraine Tower Company are fully recognized under IFRS 16.

15

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 16 STRATEGIC DEVELOPMENTS Kyivstar signs agreement to acquire GigaCloud, expanding enterprise cloud capabilities In October, Kyivstar announced the acquisition of GigaCloud, a leading Ukrainian cloud infrastructure provider, for an initial cash acquisition payment of USD 41 mn and a total consideration of up to USD 50 mn, dependent on fulfillment of future terms of the agreement. The acquisition expands Kyivstar’s digital enterprise cloud services and advances the Group’s digital ecosystem and AI strategies. GigaCloud serves over 1,800 enterprise customers and generated revenue in 2025 of approximately USD 14 mn and EBITDA of USD 4.7 mn, according to unaudited management accounts. Kyivstar appoints Volodymyr Lutchenko as Chief Operating Officer On September 28, 2026, JSC Kyivstar announced the appointment of Volodymyr Lutchenko as Chief Operating Officer effective from October 2, 2026. The newly created role reflects the operational demands of a growing digital ecosystem and large-scale technology projects. Lutchenko, Chief Technology Officer since 2021, has led the strengthening of Kyivstar's network, energy and security architecture during the full-scale war. Uklon expands to four new Ukrainian cities On September 16, 2026, Kyivstar announced that Uklon launched ride-hailing in four additional Ukrainian cities: Drohobych, Mukachevo, Oleksandriia and Uman. Uklon now operates in 31 Ukrainian cities and the Bukovel resort. Kyivstar phases out mass-market 3G, expanding 4G spectrum by 25% On September 7, 2026, Kyivstar announced that it had moved more than 1 mn customers to 4G and completed its transition from 3G. It is the first Ukrainian operator to switch off the technology at scale. Reallocating 20 MHz in the 2100 MHz band increased the spectrum available for 4G by 25% and raised data speeds by 20%-40%, depending on location. Kyivstar 4G now covers more than 96% of Ukraine's population. Kyivstar and Ukrtelecom launch Open Access fiber partnership On August 17, 2026, Kyivstar announced that JSC Kyivstar and JSC Ukrtelecom had signed an Open Access agreement. Each can use parts of the other's fiber network on transparent, non-discriminatory terms, while keeping its own customers, pricing and billing. Kyivstar will offer Home Internet over Ukrtelecom's GPON network. Uklon completes acquisition of e-scooter operator e-Wings On August 7, 2026, Kyivstar announced that Uklon had closed the acquisition of 100% of e-Wings, an e-scooter operator in 11 Ukrainian cities, for UAH 97.6 mn before adjustments. Uklon's first M&A transaction adds micromobility, under the Uklon Scooters brand, to a platform that already spans ride-hailing, delivery, advertising, bus ticketing and e-commerce. Uklon expands into Uzbekistan's Fergana Valley On August 5, 2026, Kyivstar announced that Uklon had begun onboarding drivers in Fergana, Margilan, Kokand, Namangan and Andijan, its first large-scale expansion in Uzbekistan beyond Tashkent. Ride-hailing and delivery services will roll out in stages across a region home to nearly 11 mn people, about 29% of Uzbekistan's population. Kyivstar opens New York office at Rockefeller Center On July 29, 2026, Kyivstar announced the opening of an office at Rockefeller Center in New York City, giving the Company a permanent U.S. base for investor relations and communications. The office has no commercial or operational functions. It will also host the "Invest in Ukraine NOW!" campaign launched by VEON and Kyivstar in August 2025. Two days later, Kyivstar presented its 2Q26 results in person in New York for the first time. Uklon partners with OTP and ULF on vehicle leasing On July 22, 2026, Kyivstar announced that Uklon had signed a memorandum with OTP Bank, OTP Leasing and ULF to

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 17 widen access to leasing for fleet operators and driver-partners. The solutions are expected to be offered through Uklon's partner network to support vehicle renewal and fleet growth, including for partners whose vehicles were damaged or destroyed in the war. Uklon launches Uklon Travel Bus cross-border routes On July 9, 2026, Kyivstar announced that Uklon had launched Uklon Travel Bus, an international bus service with direct pilot routes from Kyiv to Warsaw and from Odesa to Chisinau. The first departure was on July 20. Partner carriers operate the buses, while Uklon manages ticketing, service standards and passenger support. The service builds on Uklon Travel, the bus-ticket marketplace launched in March 2026. Uklon integrates Visa Acceptance Platform On July 1, 2026, Kyivstar announced that Uklon had integrated the Visa Acceptance Platform into its app. The platform enables seamless in-app payments, instant refunds and transaction cancellations, strengthening the payments infrastructure behind Uklon's mobility ecosystem.

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
3Q26 & 9M26

OUTLOOK FOR 2026

For 2026, Kyivstar has revised up its growth outlook and now expects to deliver **revenue growth of 22%-24% and EBITDA growth of 18%-20% YoY in UAH terms.**

In **USD terms** (assuming UAH/USD averaging 44.5 for the year), revenue is expected to grow 15%-17% and EBITDA by 10%-12%.

Capex intensity for **2026** is unchanged and expected to reach **21%-24%** of revenue.

	FY26 outlook[1]	
	USD[2]	UAH
Total revenue, YoY (revised)	15% - 17% ↑	22% - 24% ↑
Previous outlook	*14% - 16%*	*21% - 23%*
EBITDA, YoY (revised)[1]	10% - 12% ↑	18% - 20% ↑
Previous outlook	*9% - 12%*	*17% - 19%*
Capex intensity (maintained)	21% - 24%	
Previous outlook	*21% - 24%*	

1. The outlook is subject to risks and uncertainties including, but not limited to, those discussed herein. Actual outcomes may differ materially from current expectations, and current expectations should not be construed as a guarantee of future performance and are provided for informational purposes only. The Group's outlook includes IFRS and non-IFRS financial measures, where reconciliation is impossible without unreasonable effort due to the inherent difficulty in forecasting certain items that are dependent on future events and circumstances beyond the Group's control. Such items may be material.
2. U.S. dollar expectations assume an average 2026 exchange rate of UAH 44.5 per U.S. dollar.

We cannot provide a reconciliation of the non-IFRS measures EBITDA and capex intensity projections for 2026 without unreasonable effort, given that we are unable to estimate the amounts of certain components of the IFRS profit / (loss) for the period, including income taxes and net gain / (loss) on foreign exchange, and IFRS intangible assets and certain costs which impact the IFRS property, plant and equipment. Due to the nature of certain reconciling items, it is not possible to predict with any reliability what future outcomes may be regarding the expense or income that may ultimately be recognized in 2026.

We present certain financial information with respect to Kyivstar Group and certain of its operating companies in local currency terms. This non-IFRS financial measure is intended to present the results of Kyivstar Group in local currency amounts and thus exclude the impact of translating such local currency amounts to our reporting currency, U.S. dollars, improving the comparability of results between periods. Our management believes that this increase in comparability between periods provides an additional and meaningful assessment of performance for our management and for investors. This non-IFRS financial measure should not be considered in isolation from, or as a substitute for the Group's audited financial statements as reported under IFRS.

For information regarding our translation of foreign currency-denominated amounts into U.S. dollars, please refer to Attachment C of this document.

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3Q26 & 9M26

PRESENTATION OF FINANCIAL RESULTS

Kyivstar's results presented in this document are, unless otherwise stated, based on International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them.

The non-IFRS information disclosed in the document, including, among other things, EBITDA, Uklon EBITDA, Tabletki EBITDA, EBITDA margin, EBITDA (after leases), Free Cash Flow (before leases and licenses), Free Cash Flow (after leases and licenses) and capex excl. licenses, Total debt including leases, and capex intensity trends, is defined in Attachment D and reconciled to the comparable IFRS information in Attachment A.

Interim Condensed Consolidated Income Statement

For the three and nine-month periods ended September 30

	Three-month period		Nine-month period	
USD mn except earnings per share	**3Q26**	**3Q25**	**9M26**	**9M25**
Revenue	349	297	1,011	836
Cost of services, equipment and accessories	(45)	(30)	(116)	(81)
Selling, general and administrative expenses	(116)	(96)	(347)	(279)
Depreciation	(42)	(37)	(120)	(102)
Amortization	(23)	(17)	(67)	(46)
Impairment	(3)	(3)	(7)	(6)
Gain / (loss) on disposal of non-current assets	-	-	5	(1)
Listing expense	-	(162)	0	(162)
Other operating income	1	-	2	1
Operating profit	121	(48)	361	160
Finance costs	(18)	(18)	(55)	(57)
Finance income	6	2	14	13
Other non-operating gain / (loss), net	16	(6)	(5)	(8)
Net foreign exchange (loss) / gain, net	(1)	(1)	10	(21)
Profit before tax	124	(71)	325	87
Income taxes	(25)	(18)	(64)	(53)
Profit for the period[1]	99	(89)	261	34
Basic earnings / (loss) per share	0.43	(0.41)	1.13	0.16
Diluted earnings / (loss) per share	0.36	(0.41)	1.13	0.16
Weighted average shares outstanding:				
Basic	230.9	219.3	230.9	211.1
Diluted	232.1	219.3	230.9	211.1

19

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 20 Interim Condensed Consolidated Statement of Financial Position as of USD mn 30 Sep 2026 31 Dec 2025 Assets Non-current assets Property and equipment 982 849 Intangible assets, excluding goodwill 433 363 Goodwill 223 128 Deferred tax assets 2 - Investments and derivatives 2 2 Other assets 49 88 Total non-current assets 1,691 1,430 Current assets Inventories 5 3 Trade and other receivables 42 37 Receivables from related parties 27 49 Investments and derivatives 135 119 Current income tax assets - 5 Other assets 29 24 Cash and cash equivalents 436 455 Total current assets 674 692 Total assets 2,365 2,122 Equity and liabilities Equity Equity attributable to equity owners of the parent 1,482 1,299 Total Equity 1,482 1,299 Non-current liabilities Debt and derivatives 368 287 Provisions 7 9 Deferred tax liabilities 36 21 Other liabilities 8 8 Total non-current liabilities 419 325 Current liabilities Trade and other payables 146 141 Debt and derivatives 175 229 Provisions 10 10 Current income tax payables 23 19 Other liabilities 110 99 Total current liabilities 464 498 Total equity and liabilities 2,365 2,122 Note: please refer to Attachment B for UAH denominated statement. Upon listing, the debt and derivatives started to reflect a current liability associated with the fair value of the outstanding Kyivstar warrants, at USD 34.4 mn as of September 30, 2026. Under IFRS, these warrants are carried at fair value with changes in fair value recorded through profit or loss and are measured at each reporting period end, with the valuation being driven by the market price of the warrant at the end of the quarter.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 21 Interim Condensed Consolidated Statement of Cash Flows For the nine-month periods ended September 30 USD mn 2026 2025 Operating activities Profit before tax 325 87 Non-cash adjustments to reconcile profit before tax to net cash flows Depreciation, amortization and impairment loss 194 154 (Gain) / loss on disposal of non-current assets (5) 1 Listing expense - 162 Finance costs 55 57 Finance income (14) (13) Other non-operating loss, net 5 8 Foreign exchange (gain) / loss. net (10) 21 Changes in trade, other receivables and prepayments 7 (49) Changes in inventories (2) - Changes in trade and other payables 14 80 Changes in provisions, pensions and other 3 6 Interest paid (48) (62) Interest received 12 7 Income tax paid (45) (53) Net cash flows from operating activities 491 406 Investing activities Purchase of property, plant and equipment (127) (156) Purchase of intangible assets (59) (47) (Payments) / receipts on deposits 20 (38) Proceeds from sale of property, plant and equipment and intangible assets 1 - (Investment) / inflow in financial assets (41) 30 Acquisition of subsidiaries, net of cash acquired (240) (151) (Outflows) / inflow on loans granted, net (11) 358 Net cash flows (used in) investing activities (457) (4) Financing activities Repayment of loan note payable - (123) Proceeds from borrowings, net of fees paid - 7 Repayment of debt* (12) (574) Payment of principal portion of lease liabilities* (31) (27) Proceeds from SPAC Merger, net of transaction costs - 132 Investment in shares of VEON Ltd. - (22) Net cash flows used in financing activities (43) (607) Net decrease in cash and cash equivalents (9) (205) Net foreign exchange difference (10) 3 Cash and cash equivalents at beginning of period 455 674 Cash and cash equivalents at end of period 436 472 * The 2025 comparative amount of US$27 has been reclassified from "Repayment of bonds" to "Payment of principal portion of lease liabilities" to conform to the current period presentation. The reclassification had no impact on total cash flows from financing activities.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 22 ATTACHMENTS Contents of the attachments ATTACHMENT A Reconciliation tables 23 ATTACHMENT B Condensed Financial Statements (in UAH) 27 ATTACHMENT C Rates of UAH to USD 30 ATTACHMENT D Definitions 31

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
3Q26 & 9M26

Attachment A: Reconciliation tables

Management believes that the below non-IFRS measures are useful to investors in evaluating our operating performance. We use non-IFRS measures in addition to results determined in accordance with IFRS to evaluate our financial and operating performance, to generate future operating plans and make strategic decisions. We believe that these measures, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because they provide additional tools for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with other companies operating in similar industries, subject to differences in the way it is calculated by different companies, because they provide consistency and comparability with past financial performance.

Profit for the period to EBITDA reconciliation (USD mn)	3Q26	3Q25	9M26	9M25
Profit / (loss) for the period	99	(89)	261	34
Listing expense	-	162	-	162
Income taxes	25	18	64	53
Amortization	23	17	67	46
Depreciation	27	24	75	63
Depreciation of right of use asset (A)	15	13	45	39
Impairment	3	3	7	6
Foreign exchange (gain) / loss, net	1	1	(10)	21
(Gain) / loss on disposal of non-current assets	0	0	(5)	1
Other non-operating loss, net	(16)	6	5	8
Finance income	(6)	(2)	(14)	(13)
Finance costs	2	3	7	14
Financial expense from lease liability (B)	16	15	48	43
EBITDA (C)	189	171	549	477
EBITDA after leases (EBITDAaL) [C-(A+B)]	157	143	457	395

Uklon: Profit for the period to EBITDA reconciliation (USD mn)	3Q26	3Q25	9M26	9M25
Profit for the period	2	7	22	11
Income taxes	6	1	9	2
Amortization	2	2	6	4
Depreciation	-	-	-	-
Net foreign exchange gain	(0)	(1)	(1)	1
Finance income	(1)	-	(1)	-
Finance costs	-	-	-	-
EBITDA	10	9	35	18

Tabletki: Profit for the period to EBITDA reconciliation (USD mn)	3Q26	3Q25	9M26	9M25
Profit for the period	4.7	n.a.	12.7	n.a.
Income taxes	-	n.a.	0.1	n.a.
Depreciation	-	n.a.	0.1	n.a.
Amortization	1.7	n.a.	4.5	n.a.
Finance income	(0.5)	n.a.	(0.7)	n.a.
EBITDA	6.1	n.a.	16.7	n.a.

Note: 9M26 Tabletki metrics reflect February and March for the first quarter of 2026.

23

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
3Q26 & 9M26

CAPEX reconciliation (USD mn)	3Q26	3Q25	9M26	9M25
Capex (excl. license and RoU)	66	89	192	223
Difference in timing b/w accrual and payment for capex	-	12	(6)	(20)
Cash capex (excluding license payments) [1]	66	101	186	203

1. Total cash paid for 3Q26 capex is USD 66 mn (9M26 186 mn), including purchase of property, plant and equipment in 3Q26 of USD 46 mn (9M26 127 mn) and purchase of intangible assets in 3Q26 of USD 20 mn (9M26 USD 59 mn).

Profit / (loss) before tax to EBITDA reconciliation (USD mn)	3Q26	3Q25	9M26	9M25
Profit / (loss) before tax	124	(71)	325	87
Depreciation, Amortization and impairment loss	53	44	149	115
Depreciation of right of use asset (A)	15	13	45	39
Gain on disposal of non-current assets	-	-	(5)	1
Finance costs	2	3	7	14
Financial expense from lease liability (B)	16	15	48	43
Finance income	(6)	(2)	(14)	(13)
Other non-operating loss/ (gain), net	(16)	6	5	8
Net foreign exchange (gain) / loss	1	1	(10)	21
Listing expense	-	162	-	162
EBITDA (C)	189	171	549	477
Changes in working capital	(1)	12	20	31
Changes in provisions, pensions and other	(0)	4	3	6
Interest paid	(16)	(28)	(48)	(62)
Interest received	6	4	12	7
Income taxes paid	(18)	(19)	(45)	(53)
Net cash flows from operating activities	160	144	491	406
Cash capex (excluding license payments)	(66)	(101)	(186)	(203)
Proceeds from full & partial sale of subs and other non-current assets	1	-	1	-
Lease liabilities payments - principal	(11)	(9)	(32)	(27)
Licenses payments	-	-	-	(1)
Free cash flow (after leases and licenses)	83	34	274	175
EBITDA after leases (EBITDAaL) [C-(A+B)]	157	143	457	395

Uklon: Profit for the period to EBITDA reconciliation (UAH mn)	3Q26	3Q25	9M26	9M25
Profit for the period	88	277	952	472
Income taxes	289	44	386	102
Amortization	101	82	286	162
Depreciation	7	4	15	11
Net foreign exchange gain	(3)	(21)	(39)	31
Finance income	(27)	(7)	(62)	(15)
EBITDA	455	379	1,538	763

Note: Uklon metrics exclude intercompany transactions.

Tabletki: Profit for the period to EBITDA reconciliation (UAH mn)	3Q26	3Q25	9M26	9M25
Profit for the period	211.3	n.a.	562.3	n.a.
Income taxes	1.1	n.a.	3.9	n.a.
Amortization	77.3	n.a.	203.3	n.a.
Depreciation	1.8	n.a.	2.7	n.a.
Net foreign exchange gain	0.4	n.a.	(0.1)	n.a.
Finance income	(21.2)	n.a.	(31.9)	n.a.
Finance costs	0.6	n.a.	1.1	n.a.
EBITDA	271.3	n.a.	741.3	n.a.

Note: 9M26 Tabletki metrics reflect February and March in the first quarter of 2026.

24

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
3Q26 & 9M26

CAPEX reconciliation (UAH mn)	3Q26	3Q25	9M26	9M25
Capex (excl. license and RoU)	2,957	3,695	8,483	9,275
Difference in timing b/w accrual and payment for capex	10	499	(290)	(876)
Cash capex (excluding license payments)	2,967	4,194	8,193	8,399

Cash Flow Statement to FCF reconciliation (UAH mn)	3Q26	3Q25	YoY	9M26	9M25	YoY
Net cash flow from operating activities	7,149	5,978	1,171	21,609	16,888	4,721
Proceeds from sales of noncurrent assets	22	-	22	73	-	73
Cash capex (excluding license payments)	(2,967)	(4,194)	1,226	(8,193)	(8,399)	206
Free cash flow (before leases and licenses)	4,204	1,784	2,420	13,489	8,489	5,000
Lease liabilities - Principal	(496)	(415)	(81)	(1,405)	(1,164)	(241)
License payments	-	-	-	-	(42)	42
Free cash flow (after leases and licenses)	3,708	1,369	2,339	12,083	7,282	4,801

25

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
3Q26 & 9M26

KYIVSTAR

Profit before tax to EBITDA reconciliation (UAH mn)	3Q26	3Q25	9M26	9M25
Profit / (loss)before tax	**5,500**	**(2,948)**	**14,300**	**3,619**
Depreciation, Amortization and impairment loss	2,356	1,818	6,561	4,788
Depreciation of right of use asset (A)	679	549	1,972	1,618
Gain on disposal of non-current assets	6	-	(211)	42
Finance costs	86	141	308	568
Financial expense from lease liability (B)	716	606	2,100	1,803
Finance income	(284)	(83)	(615)	(541)
Other non-operating loss/ (gain), net	(662)	249	230	333
Net foreign exchange (gain) / loss	31	42	(438)	885
Listing expense	-	6,726	-	6,726
EBITDA (C)	**8,428**	**7,100**	**24,208**	**19,840**
Changes in working capital	(27)	498	856	1,289
Changes in provisions, pensions and other	(2)	166	117	249
Interest paid	(716)	(1,163)	(2,122)	(2,577)
Interest received	253	166	545	291
Income taxes paid	(787)	(789)	(1,997)	(2,205)
Net cash flows from operating activities	**7,149**	**5,978**	**21,609**	**16,888**
Cash capex (excluding license payments)	(2,967)	(4,194)	(8,193)	(8,399)
Proceeds from full & partial sale of subs and other non-current assets	22	-	73	-
Lease liabilities payments - principal	(496)	(415)	(1,405)	(1,164)
Licenses payments	-	-	-	(42)
Free cash flow (after leases and licenses)	**3,708**	**1,369**	**12,083**	**7,282**
EBITDA after leases (EBITDAaL) [C-(A+B)]	**7,033**	**5,945**	**20,136**	**16,419**

26

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
3Q26 & 9M26

Attachment B: Condensed financial statements in UAH

Interim Condensed Consolidated Income Statement

For the three and nine-month periods ended September 30

(UAH mn*) except earnings per share	3Q26	3Q25	YoY	9M26	9M25	YoY
Total operating revenue	15,602	12,332	26.5%	44,559	34,773	28.1%
Cost of service, equipment and accessories	(2,003)	(1,246)	60.8%	(5,140)	(3,369)	52.6%
Selling, general and administrative expenses	(5,200)	(3,986)	30.5%	(15,291)	(11,605)	31.8%
Depreciation	(1,847)	(1,536)	20.2%	(5,268)	(4,243)	24.2%
Amortization	(1,055)	(706)	49.4%	(2,970)	(1,913)	55.3%
Impairment	(133)	(125)	6.4%	(296)	(250)	18.4%
Gain / (loss) on disposal of non-current assets	(6)	-	n.m.	211	(42)	n.m.
Listing expense	-	(6,726)	n.m.	-	(6,726)	n.m.
Other operating income	29	-	n.m.	80	42	90.5%
Operating profit / (loss)	5,387	(1,993)	n.m.	15,885	6,667	138.3%
Net finance costs	(518)	(664)	(22.0%)	(1,793)	(1,830)	(2.0%)
Other non-operating loss, net	662	(249)	n.m.	(230)	(333)	(30.9%)
Net foreign exchange gain / (loss), net	(31)	(42)	(26.2%)	438	(885)	n.m.
Profit / (loss) before tax	5,500	(2,948)	n.m.	14,300	3,619	295.1%
Income taxes	(1,106)	(747)	48.1%	(2,805)	(2,204)	27.3%
Profit / (loss) for the period[1]	4,394	(3,695)	n.m.	11,495	1,414	713.0%
Earnings / (loss) per share[1]						
Basic	19.0	(16.8)		49.8	6.7	
Diluted	16.1	(16.8)		49.8	6.7	

1. Weighted average common shares outstanding for diluted earnings per share (in mn): 232.1 for 3Q26 (219.3; 3Q25), 230.9 for 9M26 (211.1; 9M25)

*We present certain financial information in respect of Kyivstar Group and certain of its operating companies in local currency terms. This non-IFRS financial information is intended to present the results of Kyivstar Group in local currency amounts and thus exclude the impact of translating such local currency amounts to our reporting currency, U.S. dollars, improving the comparability of results between periods. Our management believes that this increase in comparability between periods provides an additional and meaningful assessment of performance for our management and for investors. This non-IFRS financial information should not be considered in isolation from, or as a substitute for, the Group's unaudited financial statements presented in the Group's reporting currency included herein.

For information regarding our translation of foreign currency-denominated amounts into U.S. dollars, please refer to Attachment C of this document.

27

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 28 Interim Condensed Consolidated Statement of Cash Flows For the nine-month periods ended September 30 (UAH mn*) 2026 2025 Operating activities Net cash flows from operating activities 21,609 16,888 Investing activities Net cash flows (used in) / from investing activities (19,978) (167) Financing activities Net cash flows used in financing activities (1,901) (25,248) Net decrease in cash and cash equivalents (270) (8,527) Net foreign exchange difference 548 (305) Cash and cash equivalents at beginning of period 19,292 28,334 Cash and cash equivalents at end of period 19,570 19,502 *We present certain financial information in respect of Kyivstar Group and certain of its operating companies in local currency terms. This non-IFRS financial measure is intended to present the results of Kyivstar Group in local currency amounts and thus exclude the impact of translating such local currency amounts to our reporting currency, U.S. dollars, improving the comparability of results between periods. Our management believes that this increase in comparability between periods provides an additional and meaningful assessment of performance for our management and for investors. This non-IFRS financial measure should not be considered in isolation from, or as a substitute for the Group’s audited financial statements as reported under IFRS. For information regarding our translation of foreign currency-denominated amounts into U.S. dollars, please refer to Attachment C of this document.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 29 Consolidated Statement of Financial Position (UAH mn*) 30 Sep 2026 31 Dec 2025 Assets Non-current assets Property and equipment 44,034 36,007 Goodwill 9,994 5,419 Intangible assets, excluding goodwill 19,420 15,369 Deferred tax assets 108 - Other assets 2,296 3,824 Total non-current assets 75,852 60,619 Current assets Cash and cash equivalents 19,570 19,292 Trade and other receivables 1,874 1,560 Other current assets 8,821 8,475 Total current assets 30,265 29,327 Total assets 106,117 89,946 Equity and liabilities Total Equity 66,496 55,078 Non-current liabilities Debt and derivatives 16,493 12,126 Other non-current liabilities 2,311 1,600 Total non-current liabilities 18,804 13,726 Current liabilities Trade and other payables 6,540 6,019 Debt and derivatives 7,864 9,717 Other current liabilities 6,413 5,406 Total current liabilities 20,817 21,142 Total equity and liabilities 106,117 89,946 *We present certain financial information in respect of Kyivstar Group and certain of its operating companies in local currency terms. This non-IFRS financial measure is intended to present the results of Kyivstar Group in local currency amounts and thus exclude the impact of translating such local currency amounts to our reporting currency, U.S. dollars, improving the comparability of results between periods. Our management believes that this increase in comparability between periods provides an additional and meaningful assessment of performance for our management and for investors. This non-IFRS financial measure should not be considered in isolation from, or as a substitute for the Group’s audited financial statements as reported under IFRS. For information regarding our translation of foreign currency-denominated amounts into U.S. dollars, please refer to Attachment C of this document.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 30 Attachment C: Rates of UAH to USD Average rates Closing rates 3Q26 3Q25 YoY 30 Sep’26 30 Sep’25 YoY Ukraine Hryvnia 44.7 41.5 (7.6%) 44.9 41.3 (8.6%) Note: The foreign exchange (FX) rates presented above have been sourced from Bloomberg.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 31 Attachment D: Definitions 4G customers 4G customers are mobile customers who used fourth-generation (4G or LTE) network technologies during the three months prior to the measurement date. ARPU (average revenue per user/customer) measures the monthly average revenue per mobile user. We calculate Mobile ARPU by dividing our telecommunications revenue (excluding guest roaming revenue, international interconnection revenue and fixed revenue) and digital revenue attributable to mobile subscribers, included in our bundle offer (Kyivstar TV) during the relevant period by the average number of our mobile customers during the period and dividing that by the number of months in that period. Capital expenditures (capex) are purchases of property and equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to the intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Purchases of licenses and capitalized leases are not included in capital expenditure. Capex intensity is a ratio, which is calculated as capex divided by total revenue. Digital customers are gross total cumulative users for the reported period of all digital platforms, services and applications offered by an entity and include users who are active in more than one application (who may be double counted in this figure). Digital revenue includes digital services and platforms, spanning entertainment (gaming, music, and video streaming), e-commerce, ride-hailing, super apps. It also includes enterprise solutions such as credential management services as well as digital offerings in health. Digital EBITDA represents the portion of EBITDA generated from Kyivstar Group Ltd’s digital services and platforms. Digital EBITDA is calculated by applying the definition of EBITDA to the results of operations attributable to these digital services and platforms. EBITDA is a non-IFRS financial measure and is called Adjusted EBITDA. Adjusted EBITDA is a non-IFRS financial measure. Adjusted EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. We calculate Adjusted EBITDA as profit/(loss) for the period, before impairment loss, financial expenses and costs, net foreign exchange gain/(loss), share of profit/(loss) of associates and joint ventures, and listing expense, which is also excluded from the calculation. EBITDA margin is calculated as EBITDA (as defined above) divided by total revenue, expressed as a percentage. EBITDA after leases (EBITDAaL) is calculated as EBITDA (as defined above) after lease expense. Free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities and proceeds from sale of business, less cash flow used in investing activities, excluding license payments, lease payments, cash outflows for business acquisitions, inflow/outflow of deposits, and financial assets, cash inflows from sale of business and proceeds from share issuance. Gross debt is calculated as the sum of long-term notional debt and short-term notional debt, including capitalized leases. Gross merchandise value (GMV) is calculated as total monetary value of goods or services facilitated through the platform over a given period, before deducting commissions, fees, discounts, refunds, or costs. Mobile customers (also mobile subscribers) are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. The Group’s total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”).

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 32 Multiplay customers are customers who also used one or more of Kyivstar’s digital products at any time during the one month prior to such measurement date. Effective 1Q25, 4G usage below the 100 MB threshold is included in Multiplay and Double Play 4G customer count (excluded prior to 1Q25). Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt, including capitalized leases (unless specifically excluded) and short-term notional debt minus cash and cash equivalents including deposits, long-term and short-term deposits (deposits of USD 1.1 mn, UAH 50.2 mn as of September 2026). Kyivstar believes that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents including deposits, long-term and short- term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the Group’s financial position. Revenue from telecommunication services and from infrastructure (“telecom and infrastructure revenue” or “telecom and infra revenue”) is revenue generated by Kyivstar Group Ltd from providing telecommunication services and infrastructure services. Telecommunication services refer to fixed and mobile voice, data, interconnection, roaming, messaging, and value-added services. Infrastructure services primarily relate to energy infrastructure assets, primarily solar energy solutions owned by KGL, with electricity supplied to the national energy grid in accordance with applicable market and regulatory frameworks. EBITDA from telecommunication services and from infrastructure (“telecom and infrastructure EBITDA” or “telecom and infra EBITDA”) represents the portion of EBITDA generated by Kyivstar Group Ltd from providing telecommunication and infrastructure operations. Telecom/infra EBITDA is calculated by applying the definition of EBITDA to the results of these Telecommunication and infrastructure activities.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 33 DISCLAIMER AND NOTICE TO READERS Kyivstar’s results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board and have not been externally reviewed and/or audited. As such, you should not place undue reliance on this information. Also, certain amounts and percentages have been subject to rounding adjustments. This presentation includes certain financial and operating measures, including EBITDA, Uklon EBITDA, Tabletki EBITDA, EBITDA margin, EBITDAaL, Free Cash Flow, Capex intensity, CAPEX excl. licenses, Gross Debt and Net debt, that are not prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) or IFRS. These non-GAAP/non-IFRS measures, and other measures that are calculated using these non-GAAP/non-IFRS measures, are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP or IFRS and should not be considered as an alternative or substitute those determined in accordance with GAAP or IFRS. The Group believes these non-GAAP/non-IFRS financial measures provide valuable insights into key financial and business trends, offering management and potential investors a useful tool for evaluating the Group’s performance and comparing it with peers that report similar metrics. These non-GAAP/non-IFRS measures have limitations, including potential differences in definition from those used by other companies, which may affect comparability. Our operations in Ukraine continue to be affected by the war. We are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services. We are closely monitoring events in Ukraine, as well as the possibility of the imposition of further legal and regulatory restrictions, including sanctions and countersanctions, in connection with the ongoing war in Ukraine and any potential impact the war may have on our results, whether directly or indirectly. This document contains “forward-looking statements” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward- looking statements include, but are not limited to, statements relating to Kyivstar Group’s strategic plans, operating results, targets or financial positions; Kyivstar Group’s financial outlook for 2026, Kyivstar Group’s intended expansion of its digital ecosystem, including through technologies such as artificial intelligence; and Kyivstar’s assessment of the impact of the war in Ukraine on its current and future operations and financial condition. While the forward-looking statements included in this document are based on management’s best assessment, there are numerous risks and uncertainties that could cause Kyivstar Group’s actual results, plans and objectives to differ materially from those expressed, such as those risks discussed in the section entitled “Risk Factors” in Kyivstar Group’s annual report on Form 20-F filed with the SEC on March 16, 2026 as such document may be amended or supplemented from time to time and other public filings made by Kyivstar Group with the SEC. You are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof and we disclaim any obligation to update them, except to the extent required by applicable law.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 34 Kyivstar Group Ltd. Index Tower, Unit 517, Level 5 Dubai International Financial Centre Dubai, United Arab Emirates ir@kyivstargroup.com